Exhibit 99.1

i-80 Gold Drilling Expands South Pacific Zone High-Grade at Granite Creek

New Assay Results Include 44.4 g/t Au over 6.4 m, 19.6 g/t Au over 10.4m & 10.7 g/t Au over 14.5 m

RENO, Nev., Sept. 13, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce results from an additional 19 holes drilled in the ongoing 2022 surface drill program testing the high-grade South Pacific Zone at the Company's Granite Creek Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada.

The South Pacific Zone ("SPZ") is a new zone of high-grade gold mineralization located immediately north of the underground mine workings at Granite Creek (Figure 1). Drilling continues to delineate and expand mineralization in the SPZ with new results indicating significant expansion potential including hole iGS22-24 that returned 10.7 g/t gold (Au) over 14.5 metres (m) and is a 40 m northern step-out from iGS22-04 (11.2 g/t Au over 7.3 m). Additionally, hole iGS22-16 was drilled in the southern portion of the SPZ, with three impressive intervals within 100 m of existing underground workings, including 15.5 g/t Au over 2.7 m, 19.6 g/t Au over 10.4 m and 10.2 g/t Au over 4.9 m. The SPZ remains open for expansion along strike to the north and at depth (see Figures 1, 2 & 3).

Highlight results from 2022 drilling in the South Pacific Zone (and adjacent horizons):

  12.1 g/t Au over 7.0 m (0.35 oz/ton Au over 23.0 feet) in hole iGS22-07
  19.6 g/t Au over 10.4 m (0.57 oz/ton Au over 34.0 feet) in hole iGS22-16
  44.4 g/t Au over 6.4 m (1.30 oz/ton Au over 21.0 feet) in hole iGS22-18
  10.7 g/t Au over 14.5 m (0.31 oz/ton Au over 47.7 feet) in hole iGS22-24
  15.3 g/t Au over 7.1 m (0.45 oz/ton Au over 23.4 feet) in hole iGS22-25

The SPZ is the priority target of the ongoing surface drill program at Granite Creek and is anticipated to be included in a resource update following the 2022 program. Multiple holes were drilled to better define the upper and southern limits of the SPZ and returned modest results, as was anticipated based on historic drilling. Additional drilling in 2022 has been completed along strike and at depth, with assays pending, and has continued to intersect mineralization within the target horizon, suggesting further upside. Table 1 provides a summary of new results from the SPZ. So far in 2022, more than thirty (30) holes have been drilled in the SPZ.

"The continuity of high-grade mineralization within the South Pacific Zone appears to be excellent over a strike length of more than 600 metres and dip length of 250 metres", stated Tyler Hill, Senior Geologist of i-80. "The zone remains open for expansion with the goal for it to be a significant source of production for Granite Creek in the coming years. Owing to our substantial success, we have prioritized the extension of the decline in order to accelerate the development of underground workings towards the SPZ."

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north (Figure 4); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

"Ongoing drilling in the South Pacific Zone continues to confirm one of the highest-grade gold discoveries made in recent years, not only in Nevada but anywhere in the world", stated Ewan Downie, Chief Executive Officer of i-80. "Given its proximity to our existing underground workings, the SPZ can be developed quite rapidly and represents a potential game-changer in our ultimate production profile."

Figure 1 – Surface Plan View (CNW Group/i-80 Gold Corp)

Figure 2 – Long Section View (CNW Group/i-80 Gold Corp)

Figure 3 – Cross Section View (CNW Group/i-80 Gold Corp)

Table 1 – Summary of New Assay Results from 2022 Surface Drilling in SPZ

2022 Drill Results from Granite Creek, estimated true widths 60-90%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS22-07	Core	468.9	475.9	7.0	12.1
iGS22-08	Core	488.1	489.1	1.0	14.3
And	Core	498.5	500.9	2.4	14.8
And	Core	522.7	527.2	4.5	6.5
Including	Core	525.6	527.2	1.6	16.1
iGS22-09	Core	NSI – tested upper extents
iGS22-10	Core	NSI – tested upper northern extents
iGS22-11	Core	243.8	246.6	2.7	26.8
And	Core	379.0	380.1	1.2	9.6
iGS22-12	Core	NSI – tested lower extents
iGS22-13	Core	502.3	503.4	1.1	6.2
iGS22-14	Core	480.4	481.9	1.5	4.0
And	Core	496.1	498.0	2.0	4.8
iGS22-15	Core	NSI – tested upper northern extents
iGS22-16	Core	335.3	338.0	2.7	15.5
And	Core	345.8	356.2	10.4	19.6
And	Core	378.9	383.7	4.9	10.2
iGS22-17	Core	NSI – tested lower southern extents
iGS22-18	Core	370.6	372.5	1.8	7.5
And	Core	422.1	428.5	6.4	44.4
iGS22-19	Core	263.2	264.8	1.6	5.5
iGS22-20	Core	404.3	405.4	1.1	10.0
iGS22-21	Core	NSI - hole lost at 179 m
iGS22-22*	Core	399.9	404.5	4.6	6.7
iGS22-23	Core	409.5	417.0	7.5	11.8
And	Core	429.1	430.4	1.3	9.7
And	Core	460.9	465.4	4.6	8.6
And	Core	488.9	490.8	1.9	25.0
iGS22-24	Core	514.0	528.5	14.5	10.7
iGS22-25	Core	285.2	289.0	3.8	10.0
And	Core	384.7	391.8	7.1	15.3
And	Core	393.9	395.6	1.7	8.2
*Hole lost prior to intersecting entirety of Otto fault

Table 1a - Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS22-07	478551	4554108	1473	323	-52
	iGS22-08	478550	4554106	1473	302	-50
	iGS22-09	478579	4554414	1550	282	-53
	iGS22-10	478596	4554482	1553	290	-66
	iGS22-11	478343	4554165	1557	346	-56
	iGS22-12	478697	4554083	1451	326	-45
	iGS22-13	478611	4554112	1472	336	-43
	iGS22-14	478548	4554158	1472	310	-55
	iGS22-15	478597	4554482	1550	312	-66
	iGS22-16	478338	4554165	1557	311	-52
	iGS22-17	478546	4554103	1474	318	-59
	iGS22-18	478579	4554415	1550	275	-54
	iGS22-19	478581	4554417	1550	276	-52
	iGS22-20	478598	4554484	1553	301	-75
	iGS22-21	478610	4554109	1472	324	-55
	iGS22-22	478581	4554233	1466	305	-50
	iGS22-23	478544	4554102	1474	319	-51
	iGS22-24	478605	4554108	1472	336	-48
	iGS22-25	478343	4554159	1557	312	-59

Figure 4 – Property Location Map (CNW Group/i-80 Gold Corp)

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analyzed using Au-AA23 (Au; 30g fire assay) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - EVP Business & Corporate Development; Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 13-SEP-22